UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                                 AMDOCS LIMITED
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                                (Name of Issuer)


                     Ordinary Shares, par value (pound)0.01
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                         (Title of Class of Securities)


                                     602602
                         ------------------------------
                                 (CUSIP Number)


                                 Wayne A. Wirtz
                             SBC Communications Inc.
                                175 East Houston
                              San Antonio, TX 78205
                                 (210) 351-3736
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                November 19, 1999
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             (Date of Event which Requires Filing of this Statement)


If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].


                                 (Page 1 of 10)

--------------------                                       ---------------------
CUSIP NO. 602602                                            PAGE 2 OF 10 PAGES
--------------------                                       ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                            SBC COMMUNICATIONS INC.
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON                                                  43-1301883
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 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (A)  [  ]
                                                                       (B)  [  ]
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 3.  SEC USE ONLY

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 4.  SOURCE OF FUNDS                                                          AF
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 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                    [  ]
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 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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                  7.    SOLE VOTING POWER                                      0
  NUMBER OF

    SHARES        --------------------------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER                           20,654,138
  OWNED BY

    EACH          --------------------------------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER                                 0
   PERSON

    WITH          --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER                      44,766,689

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                                           44,766,689

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                            [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           21.8%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                                 HC

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



--------------------                                       ---------------------
CUSIP NO. 602602                                            PAGE 3 OF 10 PAGES
--------------------                                       ---------------------
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 1.  NAME OF REPORTING PERSON                             SBC INTERNATIONAL INC.
     S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON                                         43-1380735
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (A)  [  ]
                                                                       (B)  [  ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS                                                          WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                    [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER                                      0
  NUMBER OF

    SHARES        --------------------------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER                           20,654,138
  OWNED BY

    EACH          --------------------------------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER                                 0
   PERSON

    WITH          --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER                      44,766,689

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                                           44,766,689

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                            [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           21.8%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                                 CO

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



ITEM 1.  SECURITY AND ISSUER

         This statement relates to ordinary shares, par value of (pound)0.01 (the "Shares"), of Amdocs Limited, A company organized under the laws of the Island of Guernsey (the "Company"). The Shares trade on the New York Stock Exchange under the symbol "DOX". The principal executive office of the Company is Tower Hill House Le Bordage GY1 3QT, St. Peter Port, Island of Guernsey, Channel Islands.

ITEM 2.  IDENTITY AND BACKGROUND

(a) and (b)
     SBC Communications Inc. is a Delaware corporation ("SBC"), with its principal office and principal place of business at 175 E. Houston, San Antonio, Texas 78205-2233. Other than executive officers and directors, there are no persons or corporations controlling or ultimately in control of SBC. SBC is a communications holding company whose subsidiaries and affiliates provide communications services, including landline and wireless telecommunications services and equipment, directory advertising, publishing services, and Internet access services.

     SBC International Inc. is a Delaware corporation ("SBCI") and a wholly-owned subsidiary of SBC with its principal office and principal place of business at #2 Read's Way, Corporate Commons, Suite 117, New Castle, Delaware 19720. SBCI provides a wide range of communications services outside of the United States.

(c) Per Instruction C, the name, business address, and principal occupations of each executive officer and director of SBC are set forth in Exhibit I hereto and incorporated herein by reference.

(d) During the last five years, neither SBC nor SBCI, nor, to the best of their knowledge, any of their directors or executive officers have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither SBC nor SBCI, nor, to the best of their knowledge, any of their executive officers or directors have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with

                                 (Page 4 of 10)
     respect to such laws, and which judgment, decree or final order was not subsequently vacated.

(f) SBC and SBCI are incorporated in the State of Delaware. Each executive officer and director of SBC is a citizen of the United States except for SBC director Carlos Slim Helu, who is a citizen of Mexico.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

         SBCI, the Company, Welsh, Carson, Anderson & Stowe VII, L.P. ("WCAS") and various other parties (WCAS and other parties collectively called the "WCAS Investors") entered into an agreement (the "Springing Equity Agreement") dated as of September 22, 1997 in connection with and for the consideration of closing a Conditional Investment Agreement among SBCI, the Company and the WCAS Investors dated as of the same date therewith. The Springing Equity Agreement provided that if specific revenue and cash flow targets were met in fiscal 1998 and fiscal 1999 then certain call options (the "Call Options") could be exercised by SBCI, the Company and certain affiliated trust and employee plans without the payment of any consideration to the WACS Investors. The revenue and cash flow targets specified in the Springing Equity Agreement were met in fiscal 1998 and 1999 and pursuant to the Springing Equity Agreement, SBCI exercised its Call Options to acquire an additional 6,154,138 Shares with no purchase price being paid.

ITEM 4.  PURPOSE OF TRANSACTION.

         SBCI exercised its Call Options pursuant to the Springing Equity Agreement to acquire an additional 6,154,138 Shares for investment purposes. At the present time neither SBC nor SBCI have plans or proposals that relate to, or would result in, any of the transactions described in paragraphs (a)-(j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

(a) SBCI directly beneficially owns 44,766,689 Shares representing 21.8% of the outstanding ordinary Shares class. SBC possesses ultimate beneficial ownership of the Shares by virtue of its sole ownership of SBCI.

(b) Of the 44,766,689 Shares beneficially owned by SBCI, 20,654,138 Shares have voting rights and 24,112,551 Shares are non-voting shares. SBCI is the only holder of the non-voting Shares of Amdocs Limited. Each non-

                                 (Page 5 of 10)
     voting Share will convert into one Share with voting rights upon its sale by SBCI.

     As of January 5, 2000, the capital structure of Amdocs Limited is made up of 205,250,738 Shares (according to Form 6-K/A filed by Amdocs Limited on January 5, 2000).

     SBCI beneficial ownership interest:

          Percent of class: 21.8%

          Sole power to vote or to direct the vote:
          0 Shares

          Shared power to vote or to direct the vote:
          20,654,138 Shares

          Sole power to dispose or to direct the disposition of: 0 Shares

          Shared power to dispose or direct the disposition of: 44,766,689 Shares

     SBC has ultimate power to vote, or dispose of the Shares held by SBCI by virtue of its sole ownership of SBCI.

(c)  None.

(d)  Not Applicable.

(e)  Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to SBC's 1996 Stock and Incentive Plan (the "Plan"), a grant of 3,571,287 units convertible on a one-for-one basis into Company shares was made in June 1998 to officers of SBC including Mr. James Kahan, a director of the Company. These units vest over three years and are subject to forfeiture prior to vesting. The Plan is filed as Exhibit 10-r to SBC's 1999 Form 10-K and is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Directors and Executive Officers of SBC Communications Inc. and SBCI.
Exhibit I hereto.

                                 (Page 6 of 10)

         Springing Equity Agreement dated as of September 22, 1997. Incorporated by reference to Exhibit 4.7 of the Company's Form F-1 filed on June 19, 1998.

         Joint Filing Agreement.  Exhibit II hereto.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      SBC COMMUNICATIONS INC.



Dated: February 22, 2000              By: /s/ James S. Kahan
                                         ---------------------------------------
                                          James S. Kahan
                                          Senior Executive Vice President
                                          Corporate Development

                                          and on behalf of:
                                          SBC INTERNATIONAL INC.